Notification of Change in Auditors

On February 21, 2012, with the approval of the Board of Directors and its Audit Committee, Cohen Fund Audit Services, Ltd. ("Cohen") was engaged as the independent registered public accounting firm for the Bridges Investment Fund (“the "Fund”), for the fiscal year ending December 31, 2012.  During the Fund's two most recent fiscal years and the subsequent interim period, neither the Fund nor anyone acting on its behalf consulted with Cohen on the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Fund's financial statements, or concerning the subject of a disagreement or reportable event of the kinds described in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively.

Deloitte & Touche LLP ("D&T") served as the Fund's independent registered public accounting firm for the fiscal years ending December 31, 2002 through December 31, 2011.  On August 21, 2012, the Fund's Board of Directors, upon recommendation by its Audit Committee, ceased D&T's engagement with respect to any audit services provided by D&T to the Fund for the fiscal year ended December 31, 2011.

The reports of D&T on the financial statements of the Fund for the fiscal years ended December 31, 2011 and 2010 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.  In connection with its audit for the fiscal years December 31, 2011 and 2010 and for the subsequent interim period preceding D&T’s replacement, the Fund had no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T would have caused D&T to make reference thereto in its reports on the financial statements for such years, and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The Fund has provided a copy of the disclosures contained in this Exhibit 77K to D&T, prior to the date of filing this Form N-SAR with the U.S. Securities and Exchange Commission (the "Commission"), as required by Item 304(a)(3) of Regulation S-K.  In addition, the Fund has requested that D&T confirm in a letter provided to the Fund and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K.  D&T's response addressed to the Commission is included as Exhibit 1 in this Form N-SAR.

Deloitte & Touche LLP 555 E. Wells Street, Suite 1400 Milwaukee, WI 53202-3824 USA Tel: +1 414 271 3000 www.deloitte.com

August 28, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read SUB-ITEM 77K of Bridges Investment Fund Inc.’s N-SAR dated August 28, 2012, and we agree with the statements made therein except that we have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph.

Yours truly,